------                           U.S. SECURITIES AND EXCHANGE COMMISSION                              ------------------------------
FORM 4                                    WASHINGTON, DC 20549                                                 OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[ ] Check this box if no                                                                              Expires:    September 30, 1998
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
Richman           James              A.           Spacelabs Medical, Inc.                       to Issuer (check all applicable)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
c/o Spacelabs Medical, Inc.                       Number of Reporting        Month/Year          X  Officer (give    Other (specify
15220 NE 40th Street                              Person (Voluntary)        February, 2000      ----        title ---       below)
---------------------------------------------                             ------------------                below)
                 (Street)                                                 5. If Amendment,      Vice President, Finance; Corporate
Redmond              WA              98052                                   Date of Original   Controller
---------------------------------------------                                (Month/Year)       ------------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                          ------------------    (check applicable line)
                                                                                                  X   Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More Than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock(1)                 2/25/2000  A      V      2,000     A                      10,781                D
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                                                                                           1,856                I           401(k)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.       Page 1 of 2 (Over)
*If the Form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                     SEC 1474 (7/96)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D) (Instr.   Year)                                 ity
                             Security                            3, 4, and 5)                                           (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Option Grant                            2/25/2000   A(2)  V      A             2/25/01 2/25/05    Common   30,000         $15.56
(Right to Buy)                                                                 (3)
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Option Grant                            2/25/2000   A(4)  V      A             2/25/01 2/25/05    Common   10,000         $15.56
(Right to Buy)                                                                 (3)

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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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  30,000
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  10,000
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Explanation of Responses:
(1) Restricted Stock Award granted under 1992 Option, Stock Appreciation Right, Restricted Stock,
Stock Grant and Performance Unit Plan. Restriction period lapses as to 25% of shares granted annually beginning on first anniversary of grant.
(2) NQ Option Grant granted under the 1992 Option, Stock Appreciation Right, Restricted Stock,
Stock Grant and Performance Unit Plan.
(3) The option shares vest and become exercisable at the rate of 25% per year commencing with the first anniversary of the date of grant.
(4) ISO Grant granted under the 1992 Option, Stock Appreciation Right, Restricted Stock, Stock Grant
and Performance Unit Plan for extraordinary performance with LifeClinic Online.
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ EUGENE V. DEFELICE        3/10/2000
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                   Attorney-in-Fact for
                                                                                                     James A. Richman

Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                               SEC 1474 (7/96)
